UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

HOLLEY INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

43538H 103

(CUSIP Number)

Vincent E. Taurassi

General Counsel

Sentinel Capital Partners

One Vanderbilt Avenue, 53rd Floor

New York, NY 10017

(212) 688-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43538H 103	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON David S. Lobel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Based upon 118,026,139 shares of Common Stock issued and outstanding as of April 20, 2022, as reported by the Issuer in its Rule 424(b)(3) prospectus filed with the Securities and Exchange Commission on April 21, 2022.

CUSIP No. 43538H 103	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON Holley Parent Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based upon 118,026,139 shares of Common Stock issued and outstanding as of April 20, 2022, as reported by the Issuer in its Rule 424(b)(3) prospectus filed with the Securities and Exchange Commission on April 21, 2022.

CUSIP No. 43538H 103	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON Sentinel Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based upon 118,026,139 shares of Common Stock issued and outstanding as of April 20, 2022, as reported by the Issuer in its Rule 424(b)(3) prospectus filed with the Securities and Exchange Commission on April 21, 2022.

CUSIP No. 43538H 103	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON Sentinel Managing Company V, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based upon 118,026,139 shares of Common Stock issued and outstanding as of April 20, 2022, as reported by the Issuer in its Rule 424(b)(3) prospectus filed with the Securities and Exchange Commission on April 21, 2022.

CUSIP No. 43538H 103	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON Sentinel Capital Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based upon 118,026,139 shares of Common Stock issued and outstanding as of April 20, 2022, as reported by the Issuer in its Rule 424(b)(3) prospectus filed with the Securities and Exchange Commission on April 21, 2022.

CUSIP No. 43538H 103	SCHEDULE 13D	Page 7 of 11

1	NAME OF REPORTING PERSON Sentinel Capital Partners V-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based upon 118,026,139 shares of Common Stock issued and outstanding as of April 20, 2022, as reported by the Issuer in its Rule 424(b)(3) prospectus filed with the Securities and Exchange Commission on April 21, 2022.

CUSIP No. 43538H 103	SCHEDULE 13D	Page 8 of 11

1	NAME OF REPORTING PERSON Sentinel Capital Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based upon 118,026,139 shares of Common Stock issued and outstanding as of April 20, 2022, as reported by the Issuer in its Rule 424(b)(3) prospectus filed with the Securities and Exchange Commission on April 21, 2022.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on July 26, 2021 (as amended by Amendment No. 1 to the Schedule 13D (“Amendment No. 1”), filed on February 15, 2022, as amended by Amendment No. 2 to the Schedule 13 D (“Amendment No. 2”), filed on March 24, 2022, this “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in this Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in this Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

On April 20, 2022, Holley Parent Holdings, LLC (the “Selling Stockholder”) and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC, J.P. Morgan Securities LLC and BofA Securities, Inc., as representatives of the several underwriters named therein (collectively, the “Underwriters”). Pursuant to the Underwriting Agreement, the Selling Stockholder sold in the aggregate 8,000,000 shares of Common Stock. The shares were sold at the public offering price of $12.00 per share, less underwriting discounts and commissions of $0.57 per share. The sale of the shares of Common Stock pursuant to the Underwriting Agreement closed on April 25, 2022. References to and descriptions of the Underwriting Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement, which has been filed as Exhibit 7 hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in or incorporated by reference in Item 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)—(b) As of the date hereof, the Reporting Persons each beneficially own 54,673,884 shares of Common Stock, representing approximately 46.3% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on 118,026,139 shares of Common Stock issued and outstanding as of April 20, 2022, as reported by the Issuer in its Rule 424(b)(3) prospectus filed with the Securities and Exchange Commission on April 21, 2022.

(c) Except for the sale of Common Stock on March 18, 2022, as reported in Amendment No. 2, and for the sale of Common Stock as reported herein, neither the Reporting Person nor any of the individuals listed on Schedule I has effected any transactions in the Common Stock during the past sixty (60) days.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and supplemented to include the following:

Pursuant to the terms of the Underwriting Agreement, the Selling Stockholder granted the Underwriters an option to purchase 1,200,000 shares of Common Stock, which option is exercisable for 30 days following April 20, 2022. In addition, pursuant to the Underwriting Agreement, the Selling Stockholder has agreed to customary lock-up restrictions (subject to certain exceptions) in respect of the Common Stock for a 90-day period commencing April 20, 2022.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Materials to Be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented to include the following:

Exhibit No.	Description

7	Underwriting Agreement, dated April 20, 2022, by and among Holley Inc., Holley Parent Holdings, LLC and Jefferies LLC, J.P. Morgan Securities LLC and BofA, Inc., as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on April 25, 202).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 26, 2022	/s/ Vincent Taurassi, Attorney-In-Fact for David S. Lobel

Date: April 26, 2022	HOLLEY PARENT HOLDINGS, LLC

	By:	/s/ Vincent Taurassi
	Name:	Vincent Taurassi
	Title:	Attorney-in-Fact

Date: April 26, 2022	SENTINEL PARTNERS V, L.P.
By: Sentinel Managing Company V, Inc.
its general partner

	By:	/s/ Vincent Taurassi
	Name:	Vincent Taurassi
	Title:	Attorney-in-Fact

Date: April 26, 2022	SENTINEL MANAGING COMPANY V, INC.
	By:	/s/ Vincent Taurassi
	Name:	Vincent Taurassi
	Title:	Attorney-in-Fact

Date: April 26, 2022	SENTINEL CAPITAL PARTNERS V, L.P.
By: Sentinel Partners V, L.P.
its general partner
By: Sentinel Managing Company V, Inc.
its general partner

	By:	/s/ Vincent Taurassi
	Name:	Vincent Taurassi
	Title:	Attorney-in-Fact

Date: April 26, 2022	SENTINEL CAPITAL PARTNERS V-A, L.P.
By: Sentinel Partners V, L.P. its general partner
By: Sentinel Managing Company V, Inc. its general partner

	By:	/s/ Vincent Taurassi
	Name:	Vincent Taurassi
	Title:	Attorney-in-Fact

Date: April 26, 2022	SENTINEL CAPITAL INVESTORS V, L.P.
By: Sentinel Partners V, L.P. its general partner
By: Sentinel Managing Company V, Inc. its general partner

	By:	/s/ Vincent Taurassi
	Name:	Vincent Taurassi
	Title:	Attorney-in-Fact